SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

# Third Quarter 2009 Results

## Earnings Release and Supplemental Financial Information

Villagio Panamby - São Paulo - SP

DEVELOPMENT
977
COMPLETED

Olimpic Chácara Santo Antônio
São Paulo - SP

DEVELOPMENT
978
COMPLETED

Agrias - Villagio Panamby
São Paulo - SP

DEVELOPMENT
979
COMPLETED

The House
São Paulo - SP

DEVELOPMENT
980
COMPLETED

Santtorino Colina de São Francisco
São Paulo - SP

GFA LISTED NYSE

Gafisa

Uma história de grandes ideias para viver bem

GFSA3 NOVO MERCADO BOVESPA BRASIL

Ibovespa

IBrX50

Gafisa Reports Third Quarter 2009 Results
--- Sales reached to R$800 million, a 48% increase over 3Q08 ---
--- EBITDA Grows 157% to R$179 million, 20.4% Margin on Revenue of R$877 million ---
--- Adjusted Net Income of R$ 88.6 million, 10.1% adjusted net margin ---
--- Over R$1.1 billion in Cash and Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, November 5th, 2009 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2009. The financial statements were prepared and presented in accordance with Brazilian GAAP and in Brazilian Reais (R$). Only financial data derived from the Company’s accounting system were subject to review by the Company’s auditors. Operating and financial information not directly linked to the accounting system (i.e., launches, pre-sales, average sales price, land bank, PSV and others) or non-BR GAAP measures were not reviewed by the auditors. Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa’s stake (or participation) in its developments. The third quarter of 2008 has been adjusted in accordance with Law 11638, which brings accounting standards closer to the IFRS, for comparison purposes to the third quarter of 2009.

Commenting on the third quarter highlights, Wilson Amaral, CEO of Gafisa, said: “The gradual recovery in the economic climate and real estate market during the quarter supported the Company’s strong sales and net revenue performance that positively impacted the Company’s adjusted EBITDA margin of 20.4%, a 140 basis point increase when compared to the previous quarter. This improvement also reflects Tenda’s leadership and capacity to innovate in the affordable housing segment as it both doubled its quarterly pre-sales as compared to the prior year.

Amaral added, “Through the third quarter of 2009, we proceeded conservatively by prioritizing the sales of inventory and the conservation of cash while we consolidated our scalable operating platform which is able to meet the housing needs of Brazilians through leading industry brands in each segment. We are now poised to accelerate launches in the fourth quarter in all of our companies. We expect total launches to be two times higher than the 3Q09 figure and have already picked up the pace of launches in October which reached R$367 million. Based on our expectations for an active fourth quarter and the performance already achieved through the 3Q08, we reaffirm the guidance for 2009 with consolidated sales in the range of R$2.7 to R$3.2 billion.”

Operating & Financial Highlights

IR Contact
Luiz Mauricio de Garcia Paula
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ir

3Q09 Earnings Results
Conference Call
Friday, November 6, 2009
> In English
9:00 AM US EST
12:00 PM Brasilia Time
Phones:
+1 800 860-2442 (US only)
+1 412 858-4600 (other countries)
Code: Gafisa
> In Portuguese
   7:00 AM US EST
  10:00 AM Brasilia Time
Phone: +55 (11) 2188-0188
Code: Gafisa
   Pre-sales from the quarter’s launches and inventory reached R$800.2 million for the quarter, a 48% increase over 3Q08. 9M09 pre-sales was R$2.2 billion, a 12% increase when compared to the same period of last year.

    Launches totaled R$514.3 million for the quarter, a decline of 43% as compared to the third quarter of 2008. For the fourth quarter of 2009, the Company expects to accelerate launches that could be two times higher than the 3Q09, due to the strong improvement of market conditions.

Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 131% to R$877.1 million from R$378.9 million in the 3Q08.

   3Q09 Adjusted EBITDA reached R$179.1 million (20.4% margin), a 157% increase compared to Adjusted EBITDA of R$69.8 million (19.0% margin) reached in 3Q08, mainly due to the strong performance of Gafisa and Tenda’s improved results.

Other operating net expense was R$40.0 million, mainly due to a contingency related to Gafisa’s previous shareholder.

Net Income before minorities and stock option expenses was R$88.6 million for the quarter, (10.1% adjusted net margin), an increase of 136% compared with R$37.6 million in 3Q08.

The Backlog of Revenues to be recognized under the PoC method reached R$2.9 billion, a 47% increase over 3Q08. The Backlog Margin to be recognized reached 35.0%.

Gafisa’s consolidated land bank was R$15.3 billion at 3Q09, a decline of 6% over 3Q08, reflecting the conservative approach to launches taken through 3Q09.

Gafisa’s consolidated cash position exceeded R$1.1 billion at the end of September, facilitating the Company’s ability to fund and execute its growth strategy.

On October 22, the Company announced that it intends to merge into Gafisa all of the shares of its subsidiary, CONSTRUTORA TENDA S.A.

CEO Commentary and Corporate Highlights for 3Q2009

The outlook for homebuilders brightened considerably during the third quarter as investor optimism towards Brazil returned and public institutions, such as BNDES and Caixa Economica Federal (CAIXA), played an important role in accelerating the economic recovery and helping to avert a prolonged recession. Doubts about the availability of credit and the sustainability of demand from homebuyers that prevailed during the first part of the year have now largely dissipated and expectations for a sustained and robust growth cycle prevail. Brazil’s housing deficit remains very real and is estimated at 7 million families today with continued growth of 1.5 million new households per year. Supported by the expansion of real wages, a fall in unemployment rates, and improving consumer confidence, the homebuilding industry’s current challenge is to meet that demand quickly and efficiently. At Gafisa, we have put in place an operational platform that allows for scalability to meet demand, invested in human capital, optimized our balance sheet and consolidated our leading brands that serve a cross-segment of Brazil’s population, all to facilitate our growth plan. We have the infrastructure in place to significantly increase our launch capacity in the fourth quarter of the year and look forward to a strong 2010.

The operating environment is favorable and bodes well for all homebuilders. With three investment grade ratings now in place from Standard & Poor’s, Moody’s and Fitch, a historically low Central Bank Selic rate at just 8.75%, and continued normalization of credit markets evidenced by the success of a number of recent equity and debt offerings, it appears that adequate levels of financing are available from an array of sources. At the same time, CAIXA has renewed its commitment to providing flexible and affordable financing by adding R$3 billion of FGTS funding for a total of R$6 billion for homebuilding. These funds are available to accelerate the construction process in order to achieve their goal of 1 million affordable entry-level homes by 2010. In addition to TENDA’s R$600 million debenture issued under this program earlier in the year, Gafisa expects to close a debenture in the amount of up to R$600 million for financing of units up to R$500,000 throughout the country.

With respect to mortgage availability and affordability, we are seeing very positive signs of renewed capacity from both the commercial banks as well as CAIXA and Banco do Brasil. And, this will benefit many Brazilians as we see an increased pace of overall labor hiring. The Labor Ministry expects the pace of hiring to increase in the fourth quarter after over 253,000 new jobs were created in September 2009, the fastest pace in over a year. Terms and conditions continue to improve for Brazilians acquiring middle and upper segment housing with 30 year mortgages and rates as low as TR + 8% currently available. The pool of funds available for unsubsidized mortgages grew in September due to the all time high savings topping R$4 billion, 65% of which must be used by commercial banks to fund mortgages. As well, at the beginning of the fourth quarter, the affordable entry-level segment received a boost with the government’s announcement of a significant expansion in the number of cities eligible to receive subsidies and raising the unit price caps for most cities. This is expected to result in providing access to an additional 39 million more inhabitants across the country to first time homes. For 2010, we expect additional funding of R$ 7 billion to be committed to the MCMV program based on the Planning Ministry’s proposal which is included in the Congressional budget for next year.

At Gafisa, we have spent the last four years building a solid platform to serve the diverse housing needs of Brazil’s families. TENDA, which has spent much of the year restructuring and optimizing operations, putting a solid funding capacity in place, solidifying relationships with CAIXA, and launching innovative products for its market is poised to capture the enormous opportunity at the lower end of the market. Alphaville and Gafisa, which through the first half of 2009 operated conservatively given the global financial crisis, are now geared up to accelerate launches for the fourth quarter to meet the renewed demand of the mid and upper end segments representing a market potential of R$100 billion per year. With the World Cup to be held in Brazil and the Olympics in Rio de Janeiro, there will be very sizeable investments in infrastructure. We expect to benefit from our strong position in all segments and leverage our strong land bank and network of relationships in that state going forward.

On October 22th we announced our intention to fully incorporate Tenda, which will provide reductions in costs and SG&A expenses, among other benefits to the combined companies, adding value for both Gafisa’s and Tenda’s shareholders. According to the preliminary timeline, we expect to have the final approval by the end of the year. Based on our strategy and the Company’s developments, we believe that we are well-positioned to continue to fund future growth. On a consolidated basis we ended the quarter with $1.1 billion in cash and our financing capacity could soon increase with the issuance of a debenture from CAIXA of up to R$600 million.

In summary, we are very optimistic about the opportunities in our sector and for Brazil overall. Gafisa’s geographic and segment diversification strategies give it flexibility in execution, as does our investment in human talent which includes over 450 engineers in training and another 250 in the field managing over 250 projects throughout the country. Our combination of agility and scale, backed by a solid balance sheet, large land reserves, and a commitment to human talent will ensure the Company’s ability to continue to grow and deliver high returns for our shareholders, while also helping to bridge the gap for needed housing in Brazil.

Wilson Amaral
CEO -- Gafisa S.A.

Recent Developments

Strong Sales Performance of Mid/Mid-high Segments: Sales during the quarter continued to be driven by all segments of Gafisa’s product portfolio. In addition, Gafisa continues to experience strong sales of the mid/mid-high level products of Gafisa and Alphaville. Indicative of the demand recovery at the mid and higher end, were our third quarter launches in São Paulo and Salvador. Already 100% sold, the Magno project in São Paulo which was launched in September will accelerate the start of construction by two months. And, in Salvador, mid-level developments Acupe and Brotas, experienced an 85% sales rate within the first month and a sell-out on its first day of launch, respectively.

Affordable Entry-Level Segment: After a strong sales recovery during the second quarter, bolstered by the announcement and associated marketing of the government backed “Minha Casa Minha Vida” (“MCMV”) program to boost the construction and sales of affordable entry-level housing, TENDA was able to maintain a similarity brisk level of sales during the third quarter at R$358 million on 4.114 units of sales at an average price of approximately R$87 thousand. With the lowest price points in the industry, TENDA’s customers are able to benefit from the strong subsidies provided by the MCMV housing program. Additionally, an October 1st announcement by the government expanded the number of cities currently eligible to receive subsidies and raised the unit price caps for most cities resulting in a larger share of the population that will now be able to access subsidies to purchase their first homes. The announcement included additional geographic expansion beginning in January 2010 bringing to 14 the number of state capitals with a unit price cap to be raised to R$130,000. Currently the only three capitals eligible at that level are São Paulo, Rio and Brasilia. With a national presence and designation as a CAIXA Bank Representative in 6 regions, TENDA is well-positioned to leverage this expanded opportunity for growth.

TENDA and CAIXA: TENDA is currently certified as a banking representative in six major regions (São Paulo, Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Distrito Federal and Baixada Santista). Approximately 77% of Tenda’s Pre-Sales in the 3Q09 took place in these key regions. TENDA is in the process of expanding its certification as a bank representative in other regions where it currently operate to continue to facilitate a more efficient sales and financing process.

Diversified Geographies and Products: In December 2006, the Gafisa-brand, higher income product represented 100% of the Company’s revenues, pre-sales and launches and the Company was present in 10 states and 16 cities with a total of 70 developments. At the end of the third quarter 2009, a more diversified and balanced portfolio prevailed. Gafisa’s mid/mid-high products represent 38% of launches and 48% of pre-sales, while TENDA’s affordable offerings represent 56% of launches and 45% of pre-sales. The Company’s well-known brands are now present in 21 states.

Execution Capacity: During the quarter, Gafisa and its subsidiaries managed the construction of 250 projects in 100 cities. The national work force is bolstered by Gafisa’s focus on recruitment and high quality training. The Company currently has over 450 engineers in training and 250 in the field managing construction projects. The Company’s renowned management training program brings in up to 40 young leaders for 2010 to be deployed throughout the organization and its subsidiaries.

R$600 Million Debenture: On October 15th, 2009 Gafisa called for an Extraordinary General Shareholders’ Meeting to approve the issuance of a debenture from CAIXA in the amount of up to R$600 million to fund additional projects. Final terms are expected to be announced shortly. The debenture will act as a revolving line of credit, allowing Gafisa to fund up to 90% of the total project cost including land and construction costs of units up to R$500,000 in sales price. Financing terms will depend on the number of units priced up to R$130,000 with debenture proceeds to carry a rate of TR+8% and units of R$130,000 to R$500,000 with debenture proceeds to carry a rate of TR+10%. Projects will be utilized as a financing guarantee and the transaction is expected to be completed and start to fund during the fourth quarter. Gafisa is a beneficiary of the Government’s recently renewed commitment to funding the construction of affordable homes by doubling to R$6 billion the amount of FGTS funds available for use to finance home building.

Merger of All TENDA’s Shares: On October 22, the Company announced that it intends to merge all of its subsidiary CONSTRUTORA TENDA S.A.’s shares into Gafisa which currently controls 60% of TENDA. The transaction is expected to result in significant scale advantages and reductions in costs and SG&A expenses, among other benefits to the combined companies. An independent special committee of TENDA’s was formed to evaluate the transaction and Gafisa expects to present to its shareholders for approval the terms of the transaction by the end of 2009.

Operating and Financial Highlights (R$000)	3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Launches (%Gafisa)	514,346	898,657	-42.8%	1,300,871	3,525,380	-63.1%
Launches (100%) 1)	606,463	1,040,362	-41.7%	1,527,298	4,153,232	-63.2%
Launches, units (%Gafisa)	3,621	5,341	-32.2%	6,930	25,890	-73.2%
Launches, units (100%) 1)	3,931	5,934	-33.8%	7,724	28,475	-72.9%
Contracted sales (%Gafisa)	800,247	540,993	47.9%	2,194,124	1,962,368	11.8%
Contracted sales (100%) 1)	961,238	650,865	47.7%	2,587,790	2,348,461	10.2%
Contracted sales, units (% Gafisa)	5,545	3,455	60.5%	15,520	12,967	19.7%
Contracted sales, units (100%) 1)	6,340	3,900	62.6%	17,251	14,433	19.5%

Net revenues	877,101	378,986	131.4%	2,124,806	1,192,560	78.2%
Gross profit	255,174	132,622	92.4%	601,166	378,359	58.9%
Gross margin	29.1%	35.0%	-590 bps	28.3%	31.7%	-343 bps
Adjusted Gross Margin 2)	31.6%	36.7%	-508 bps	31.2%	34.2%	-300 bps
Adjusted EBITDA 3)	179,140	69,788	156.7%	429,754	218,200	97.0%
Adjusted EBITDA margin 3)	20.4%	18.4%	201 bps	20.2%	18.3%	193 bps
Adjusted Net profit 4)	88,574	37,569	135.8%	226,751	149,167	52.0%
Adjusted Net margin 4)	10.1%	9.9%	19 bps	10.7%	12.5%	-184 bps
Net profit	63,717	14,471	340.3%	158,218	97,076	63.0%
EPS (R$)	0.49	0.11	338.5%	1.21	0.75	62.3%
Number of shares ('000 final)	130,508	129,963	0.4%	130,508	129,963	0.4%

Revenues to be recognized	2,905,355	1,971,206	47.4%	2,905,355	1,971,206	47.4%
Results to be recognized 5)	1,015,495	711,313	42.8%	1,015,495	711,313	42.8%
REF margin 5)	35.0%	36.1%	-113 bps	35.0%	36.1%	-113 bps

Net debt and Investor obligations	1,732,040	894,034	93.7%	1,732,040	894,034	93.7%
Cash and availabilities	1,099,687	777,428	41.5%	1,099,687	777,428	41.5%
Equity	1,783,476	1,638,442	8.9%	1,783,476	1,638,442	8.9%
Equity + Minority shareholders	2,336,365	1,684,419	38.7%	2,336,365	1,684,419	38.7%
Total assets	6,931,539	4,468,230	55.1%	6,931,539	4,468,230	55.1%
(Net debt + Obligations) / (Equity + Minorities)	74.1%	53.1%	77.7%	74.1%	53.1%	77.7%

1) Gafisa's and Alphaville's numbers at 100% and Tenda's numbers at company stake
2) Adjusted for capitalized interest
3) Adjusted for expenses with stock options plans (non-cash)
4) Adjusted for expenses with stock options plans (non-cash) and minority shareholders
5) Results to be recognized net from PIS/Cofins - 3.65%; excludes the AVP method introduced by law 11638

Launches

In the 3Q09, Gafisa took a conservative approach to new launch activity while preparing to increase its launches in the 4Q09 in light of the market recovery. During 3Q09, consolidated launches totaled R$514 million, a decline of 43% as compared to 3Q08. 55% of Gafisa launches were projects with price per unit below R$500 thousand, while nearly 42% of Tenda’s launches had prices per unit below R$130 thousand. The Gafisa segment was responsible for 38% of launches, Alphaville accounted for 6% and Tenda for the remaining 56%.Company

The tables below detail new projects launched in the third quarters and 9M of 2009 and 2008:

Table 1 - Launches per company per region
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	São Paulo	52,841	185,208	-71%	368,100	637,489	-42%
	Rio de Janeiro	-	137,016	-100%	63,202	330,900	-81%
	Other	143,735	177,385	-19%	255,634	617,554	-59%

	Total	196,576	499,609	-61%	686,936	1,585,943	-57%
	Units	953	1,122	-15%	2,335	4,234	-45%

Alphaville	São Paulo	-	-	---	46,570	-	---
	Rio de Janeiro	-	-	---	35,896	29,343	22%
	Other	29,135	50,937	-43%	51,016	181,992	-72%

	Total	29,135	50,937	-43%	133,482	211,335	-37%
	Units	205	286	-28%	645	1,382	-53%

Tenda 1)	São Paulo	115,499	128,072	-10%	171,256	380,271	-55%
	Rio de Janeiro	46,800	117,837	-60%	129,074	453,626	-72%
	Other	126,336	102,201	24%	180,123	894,204	-80%

	Total	288,635	348,110	-17%	480,453	1,728,102	-72%
	Units	2,463	3,933	-37%	3,951	20,274	-81%

Consolidated	Total - R$000	514,346	898,657	-43%	1,300,871	3,525,380	-63%
	Total - Units	3,621	5,341	-32%	6,930	25,890	-73%

Table 2 - Launches per company per unit price
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	≤ R$500K	107,790	286,561	-62%	323,372	1,005,811	-68%
	> R$500K	88,786	213,048	-58%	363,564	580,132	-37%

	Total	196,576	499,609	-61%	686,936	1,585,943	-57%

Alphaville	> R$100K; R$500K	29,135	50,937	-43%	133,482	211,335	-37%

	Total	29,135	50,937	-43%	133,482	211,335	-37%

Tenda 1)	≤ R$130K	121,427	310,185	-61%	352,715	1,589,007	-78%
	> R$130K	167,208	37,925	341%	127,739	139,094	-8%

	Total	288,635	348,110	-17%	480,453	1,728,102	-72%

Consolidated		514,346	898,657	-43%	1,300,871	3,525,380	-63%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Pre-Sales

Pre-sales (net of cancelations) reached R$800 million, a 48% increase compared to R$541 million in 3Q08, and were equivalent to 156% of launches. The Gafisa segment was responsible for 48% of total pre-sales, while Alphaville and Tenda accounted for 7% and 45% respectively. Considering Gafisa’s pre-sales, 62% corresponded to units priced below R$500 thousand, while 87% of Tenda’s pre-sales came from units priced below R$130 thousand. Overall, sales from inventory were robust. Pre-sales for projects launched before 2009 accounted for 61% of our total consolidated sales.

The tables below illustrate a detailed breakdown of our pre-sales for the third quarter and 9M of 2008 and 2009:

Table 3 - Sales per company per region
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	São Paulo	176,404	134,978	31%	521,771	454,730	15%
	Rio de Janeiro	58,160	57,618	1%	192,898	250,911	-23%
	Other	149,130	117,694	27%	328,827	339,013	-3%

	Total	383,694	310,290	24%	1,043,496	1,044,654	0%
	Units	1,150	1,054	9%	2,979	2,961	1%

Alphaville	São Paulo	10,884	954	1041%	54,856	6,562	736%
	Rio de Janeiro	12,334	4,978	148%	33,055	10,200	224%
	Other	34,992	46,655	-25%	84,637	167,722	-50%

	Total	58,210	52,587	11%	172,549	184,484	-6%
	Units	281	364	-23%	904	1,001	-10%

Tenda 1)	São Paulo	143,094	46,065	211%	365,612	191,218	91%
	Rio de Janeiro	67,861	9,660	603%	177,556	151,590	17%
	Other	147,388	122,392	20%	434,910	390,422	11%

	Total	358,343	178,117	101%	978,079	733,230	33%
	Units	4,114	2,036	102%	11,637	9,007	29%

Consolidated	Total - R$000	800,247	540,994	48%	2,194,124	1,962,368	12%
	Total - Units	5,545	3,455	61%	15,520	12,969	20%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Table 4 - Sales per company per unit price - PSV
%Gafisa - R$000		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	≤ R$500K	237,137	259,225	-9%	672,629	684,800	-2%
	> R$500K	146,557	51,065	187%	370,867	359,853	3%

	Total	383,694	310,290	24%	1,043,496	1,044,653	0%

Alphaville	> R$100K; ≤ R$500K	58,210	52,587	11%	172,549	184,484	-6%

	Total	58,210	52,587	11%	172,549	184,484	-6%

Tenda 1)	≤ R$130K	311,192	119,033	161%	856,926	636,504	35%
	> R$130K	47,151	59,083	-20%	121,153	96,726	25%

	Total	358,343	178,117	101%	978,079	733,230	33%

Consolidated	Total	800,247	540,994	48%	2,194,124	1,962,368	12%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		3Q09	3Q08	Var. (%)	9M09	9M08	Var. (%)
Gafisa	≤ R$500K	920	986	-7%	2,431	2,482	-2%
	> R$500K	230	68	236%	549	479	15%

	Total	1,150	1,054	9%	2,979	2,961	1%

Alphaville	> R$100K; ≤ R$500K	281	364	-23%	904	1,001	-10%

	Total	281	364	-23%	904	1,001	-10%

Tenda 1)	≤ R$130K	3,799	1,658	129%	10,846	8,404	29%
	> R$130K	316	378	-17%	791	603	31%

	Total	4,114	2,036	102%	11,637	9,007	29%

Consolidated	Total	5,545	3,455	61%	15,520	12,969	20%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

Sales Velocity

In this quarter, Tenda’s sales velocity was affected by the reintroduction of 3,587 units that were previously blocked within the inventory. Such units and the associated projects were examined to determine compliance with Tenda’s minimum economic and financial performance standards. The PSV of these units was reevaluated to better reflect their market value and also adjusted by the INCC (The National Civil Construction Price Index) for the period. Tenda maintain approximately 3,500 units from projects and phases not available for sale out of the inventory, and will continue to do so until they are available for sale again through Tenda’s retail store network.

The consolidated company attained a sales velocity of 22.1% in the third quarter of 2009 following a velocity of 24% in the 2Q09. While Gafisa sales velocity increased as compared to the previous period, the overall company velocity is down mainly due to Tenda’s adjustment and fewer Alphaville launches during the quarter. Without Tenda’s impact the consolidated sales velocity would be 25%.

Table 6 - Sales velocity per company
R$ million	Inventories beginning			*Inventory Release	Inventories end
	of period	Launches	Sales	+ Other	of period	Sales velocity
Gafisa	1,541.8	196.6	383.7	3.5	1,358.1	22.0%
AlphaVille	203.4	29.1	58.2	6.6	180.9	24.3%
Tenda	934.0	288.6	358.3	411.6	1,275.9	21.9%

Total	2,679.2	514.3	800.2	421.7	2,814.9	22.1%

Table 7 - Sales velocity per launch date
		3Q09

	Inventories end of		Sales
	period	Sales	velocity

2009 launches	630,418	310,368	33.0%
2008 launches	1,374,024	234,995	14.6%
2007 launches	618,656	210,753	25.4%
2006 launches	191,846	44,132	18.7%

Total	2,814,944	800,247	22.1%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company is upholding and extending its reputation for delivering projects according to schedule and budget, and was present in 21 different states, with 250 projects under development at the close of the third quarter.

Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand.

Completed Projects

During the third quarter, Gafisa completed 26 projects with 2,867 units equivalent to a PSV of R$403 million. Gafisa and Alphaville delivered 5 and 3 projects respectively and Tenda delivered the remaining 18.

Since 1Q09 the Company has delivered 88 projects, representing 8,766 units and a PSV of R$ 1.2 billion.

Table 8 - Completed projects
	Number of		PSV	Units
	Projects	Completed	(%Gafisa - R$ million)	(%Gafisa)
Gafisa	5	3Q09	170.3	392
Gafisa	6	2Q09	263.7	856
Gafisa	5	1Q09	239.5	543

Total	16		673.5	1,791

Alphaville	3	3Q09	129.8	1,058
Alphaville	1	2Q09	43.1	390
Alphaville	1	1Q09	31.6	654

Total	5		204.5	2,102

Tenda	18	3Q09	102.7	1,417
Tenda	28	2Q09	169.3	2,151
Tenda	21	1Q09	95.3	1,305

Total	67		367.3	4,873

Consolidated	88		1,245.3	8,766

Land Bank

The Company’s land bank of approximately R$15.3 billion is composed of 313 different sites in 21 states, equivalent to more than 116 thousand units. In line with our strategy, 85% of our land bank was acquired through swaps – which require no cash obligations.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price
R$ Million		PSV	%Swap	%Swap	%Swap	Potential units	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)	(100%)
Gafisa	≤ R$500K	4,189.8	45%	37%	8%	13.9	15.7
	> R$500K	2,903.3	35%	32%	2%	4.1	4.5

	Total	7,093.1	42%	37%	8%	18.0	20.1

Alphaville	> R$100K; ≤ R$500K	3,336.0	96%	0%	96%	21.4	38.7

	Total	3,336.0	96%	0%	96%	21.4	38.7

Tenda	≤ R$130K	3,896.2	28%	28%	0%	49.8	49.8
	> R$130K	1,021.5	5%	5%	0%	5.8	5.8

	Total	4,917.7	22%	22%	0%	55.6	55.6

Consolidated		15,346.8	85%	3%	82%	95.0	114.4

Number of projects
Gafisa	131
AlphaVille	38
Tenda	162

Total	331

Table 10 - Consolidated landbank per region
%Gafisa - PSV
(R$000)	3Q09	3Q08	Var. (%)
São Paulo	5,787,490	6,407,112	-10%
Rio de Janeiro	2,354,409	3,198,783	-26%
Alagoas	1,306,752	1,153,761	13%
Amazonas	21,539	19,699	9%
Bahia	478,053	589,121	-19%
Ceará	66,530	---	---
Distrito Federal	839,579	792,580	6%
Espírito Santo	246,727	230,749	7%
Goiás	342,617	281,016	22%
Maranhão	---	18,067	---
Mato Grosso do Sul	35,783	35,783	0%
Minas Gerais	1,097,882	1,535,227	-28%
Pará	664,072	304,693	118%
Paraíba	32,231	19,652	64%
Paraná	287,498	46,000	525%
Pernambuco	508,791	488,069	4%
Piauí	64,775	---	---
Rio Grande do Norte	83,955	67,224	25%
Rio Grande do Sul	827,962	647,074	28%
Rondônia	---	24,177	---
Roraima	32,249	51,120	-37%
Santa Catarina	177,000	177,000	0%
Sergipe	90,905	241,368	-62%

Total	15,346,798	16,328,274	-6%

3Q09 - Revenues

Due to solid sales performance from 3Q09 launched projects and inventories as well as the accelerated pace of construction, the Company was able to recognize substantial Net operating revenues for 3Q09 which rose by 131% to R$877.1 million from R$378.9 million in 3Q08, with Tenda contributing 29% of the consolidated revenues. Without Tenda’s participation, Gafisa’s quarterly operating revenues were R$622 million, an 89% increase over 3Q08.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		3Q09				9M09

		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2009 launches	199,368	45%	85,869	14%	419,301	34%	84,697	6%
	2008 launches	110,676	25%	153,559	25%	371,213	31%	271,468	19%
	2007 launches	101,037	23%	291,328	47%	259,447	21%	571,887	41%
	≤ 2006 launches	30,823	7%	91,348	15%	166,085	14%	470,657	34%

	Total Gafisa	441,904	100%	622,104	100%	1,216,045	100%	1,398,708	100%

Tenda 1)	Total Tenda	358,343	---	254,997	---	978,079	---	726,098	---

Total		800,247		877,101		2,194,124		2,124,806

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

3Q09 - Gross Profits

On a consolidated basis, Gafisa’s third quarter gross profit totaled R$255.2 million, an increase of 92% over 3Q08 and 33% over 2Q09, reflecting our continued growth and business expansion. The gross margin for 3Q09 reached 29.1% (31.6% w/o capitalized interest), 590 basis points lower than in 3Q08, mainly due to the SAP enterprise software implementation that reduced the recognition of construction costs in the 3Q08, subsequently adjusted in the 4Q08. When compared to the 2Q09, the gross margin was 200 basis points higher, mainly due to the improvement of margins at Gafisa/Alphaville.
Without the swap impact, gross margin would be 30.1% .

Table 12 - Capitalized interest
Empresa (R$000)		3Q09	3Q08	2Q09
Gafisa	Initial balance	89,983	59,338	90,081
	Capitalized interest	14,806	13,571	14,936
	Interest transfered to COGS	(17,787)	(6,377)	(15,034)

	Final balance	87,002	66,531	89,983

Tenda 1)	Initial balance	7,255	426	1,443
	Capitalized interest	6,272	112	10,964
	Interest transfered to COGS	(4,018)	50	(5,152)
	Final balance	9,509	588	7,255

Consolidado	Initial balance	97,238	59,764	91,524
	Capitalized interest	21,078	13,683	25,900
	Interest transfered to COGS	(21,805)	(6,327)	(20,186)

	Final balance	96,511	67,119	97,238

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

3Q09 – Selling, General, and Administrative Expenses (SG&A)

Third quarter SG&A increased to R$113.2 million, mainly due to Tenda’s full consolidation and unique sales model, Gafisa’s expansion and business diversification strategy. As Tenda sales and revenues ramp up in the following quarters, its sales platform costs will be diluted and additionally, its fixed cost ratios improved. When compared to the 3Q08, the Consolidated Selling Expenses/Sales and also the G&A/Net revenue ratios improved, falling respectively by 60 and 140 basis points.

Table 13 - Sales and G&A Expenses per company
Company		3Q09	3Q08	9M09	9M08
Gafisa	Selling expenses	27,701	29,265	74,446	75,781
	G&A expenses	35,604	19,162	103,436	81,499
	SG&A	63,305	48,426	177,882	157,279

	Selling expenses / Sales	6.3%	8.1%	6.1%	6.2%
	G&A expenses / Sales	8.1%	5.3%	8.5%	6.6%
	SG&A / Sales	14.3%	13.3%	14.6%	12.8%

	Selling expenses / Net revenues	4.5%	8.6%	5.3%	6.8%
	G&A expenses / Net revenues	5.7%	5.6%	7.4%	7.3%
	SG&A / Net revenues	10.2%	14.2%	12.7%	14.0%

Tenda 1)	Selling expenses	27,855	5,898	78,897	11,724
	G&A expenses	21,997	11,151	69,396	23,491
	SG&A	49,851	17,049	148,293	35,215

	Selling expenses / Sales	7.8%	5.5%	8.1%	3.6%
	G&A expenses / Sales	6.1%	10.5%	7.1%	7.1%
	SG&A / Sales	13.9%	16.0%	15.2%	10.7%

	Selling expenses / Net revenues	10.9%	15.8%	10.9%	16.4%
	G&A expenses / Net revenues	8.6%	29.8%	9.6%	32.9%
	SG&A / Net revenues	19.5%	45.6%	20.4%	49.2%

Consolidated	Selling expenses	55,556	35,162	153,344	87,504
	G&A expenses	57,601	30,313	172,832	104,990
	SG&A	113,157	65,475	326,175	192,494

	Selling expenses / Sales	6.9%	7.5%	7.0%	5.6%
	G&A expenses / Sales	7.2%	6.5%	7.9%	6.7%
	SG&A / Sales	14.1%	14.0%	14.9%	12.3%
	Selling expenses / Net revenues	6.3%	9.3%	7.2%	7.3%
	G&A expenses / Net revenues	6.6%	8.0%	8.1%	8.8%
	SG&A / Net revenues	12.9%	17.3%	15.4%	16.1%

1) Includes Tenda, Fit Residencial and Bairro Novo in 2008

3Q09 – Other Operating Results

In 3Q09, our results show a positive impact of R$12.6 million, net of provisions, being R$ 52.6 million from the gain related to the incorporation of our subsidiary Fit into Tenda that continued to be amortized over the construction of Fit developments at the time of the incorporation. This gain was partially offset by the provisions related to contingencies associated with a former shareholder of Gafisa, which accounted for R$ 37.8 million of the R$40.0 million in net other operating expenses.

3Q09 – Adjusted EBITDA

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the third quarter totaled R$179.1 million, 157% higher than the R$69.8 million for 3Q08, with a consolidated adjusted margin of 20.4%, an increase of 200 basis points from 3Q08. Looking strictly at Gafisa’s business (Gafisa and Alphaville), the adjusted EBITDA margin reached was to 22.8%, while Tenda’s improved to 14.5% .

Table 14 - Adjusted EBITDA per company
(R$000)		3T09	3T08	9M09	9M08
Gafisa	Net Profit	50,958	27,665	124,656	119,187
	(+) Financial result	30,781	(2,994)	54,324	(39,670)
	(+) Income taxes	22,238	16,163	48,615	47,512
	(+) Depreciation and Amortization	5,574	9,871	13,227	26,296
	(+) Capitalized interest	17,787	6,377	49,627	29,012
	(+) Minority shareholders	13,612	16,425	31,186	35,540

	EBITDA	140,950	73,508	321,635	217,878
	(+) Stock option plan expenses	1,105	6,673	8,886	16,550
	Adjusted EBITDA	142,055	80,181	330,522	234,428

	Net Revenues	622,104	341,629	1,398,708	1,121,055
	Adjusted EBITDA margin	22.8%	23.5%	23.6%	20.9%

Tenda	Net Profit	12,759	(13,194)	33,563	(22,111)
	(+) Financial result	227	(433)	(1,387)	(447)
	(+) Income taxes	5,731	1,753	16,288	2,945
	(+) Depreciation and Amortization	4,210	1,531	10,940	3,309
	(+) Capitalized interest	4,018	(50)	11,369	75
	(+) Minority shareholders	8,495	-	22,284	-

	EBITDA	35,440	(10,393)	93,057	(16,228)
	(+) Stock option plan expenses	1,645	-	6,176	-
	Adjusted EBITDA	37,085	(10,393)	99,232	(16,228)

	Net Revenues	254,997	37,357	726,098	71,504
	Adjusted EBITDA margin	14.5%	-27.8%	13.7%	-22.7%

Consolidated	Net Profit	63,717	14,471	158,218	97,076
	(+) Financial result	31,008	(3,427)	52,937	(40,117)
	(+) Income taxes	27,969	17,916	64,903	50,456
	(+) Depreciation and Amortization	9,784	11,402	24,166	29,606
	(+) Capitalized interest	21,805	6,327	60,996	29,087
	(+) Minority shareholders	22,107	16,425	53,471	35,540

	EBITDA	176,390	63,114	414,692	201,649
	(+) Stock option plan expenses	2,750	6,673	15,062	16,550
	Adjusted EBITDA	179,140	69,788	429,754	218,200

	Net Revenues	877,101	378,986	2,124,806	1,192,560
	Adjusted EBITDA margin	20.4%	18.4%	20.2%	18.3%

Note: Gafisa's EBITDA includes negative goodwill amortization (net of provisions) from deal with Tenda (R$14.7 million in the 3Q09 and R$ 77.2 million in the 9M09)
1) Includes Fit Residencial and Bairro Novo in 2008
Note 2: EBITDA Margin without the negative goodwill amortization (net of provisions) from Tenda is 18.7% for the 3Q09 and 16.6% for the 9M09

3Q09 - Depreciation and Amortization

Depreciation and amortization in 3Q09 was R$9.8 million, a decline from the R$11.4 million in 3Q08. The Company no longer amortizes goodwill because of a new accounting rule that requires the assessment of such assets on a yearly basis to determine a reserve for impairment.

3Q09 - Financial Results

Net financial expenses totaled R$31.0 million in 3Q09, compared to a net financial revenue of R$3.4 million in the 3Q08 and a net expense of R$12.7 in the 2Q09. The increase in the 3Q09 was mainly due the higher net debt position, lower interest capitalization and higher spread between the interest paid and received.

3Q09 - Taxes

Income taxes, social contribution and deferred taxes for 3Q09 amounted to R$28.0 million compared to R$17.9 million in 3Q08. The effective tax rate was 25% in 3Q09 and 37% in 3Q08, when the accounting of land for product swaps was introduced.

3Q09 - Adjusted Net Income

Net income in 3Q09 was R$63.7 million. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options) this figure reached R$88.6 million, representing a growth of R$ 51.0 million as compared to the R$37.6 million in the 3Q08 and an adjusted net margin of 10.1% .

3Q09 - Earnings per Share

Earnings per share were R$0.49 in 3Q09 compared to R$0.11 3Q08, a 338% increase. Shares outstanding at the end of the period were 130.5 million in 3Q09 and 130.0 million in 3Q08.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$1.0 billion in 3Q09 from R$1.1 billion in 2Q09. Tenda’s backlog of results to be recognized comprises 40% of the consolidated amount. The consolidated margin in 3Q09 was 35.0%, reflecting a margin of 36.7% from Gafisa and 32.6% from the Tenda business. Tenda’s margin was adjusted with additional costs and provisions in specific projects booked in the 3Q09 to better reflect its future margins.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

Table 15 - Results to be recognized (REF)
Empresa (R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	Revenues to be recognized	1,661	1,738	1,905	-4.4%	-12.8%
	Costs to be recognized	(1,051)	(1,100)	(1,199)	-4.5%	-12.4%
	Results to be recognized (REF)	609	637	706	-4.4%	-13.6%
	REF margin	36.7%	36.7%	37.0%	24 bps	-34 bps

Tenda 1)	Revenues to be recognized	1,245	234	1,187	432.6%	4.8%
	Costs to be recognized	(839)	(160)	(768)	425.3%	9.2%
	Results to be recognized (REF)	406	74	419	448.5%	-3.1%
	REF margin	32.6%	31.7%	35.3%	94 bps	-267 bps

Consolidado	Revenues to be recognized	2,905	1,971	3,092	47.4%	-6.0%
	Costs to be recognized	(1,890)	(1,260)	(1,968)	50.0%	-4.0%
	Results to be recognized (REF)	1,015	711	1,125	42.8%	-9.7%
	REF margin	35.0%	36.1%	36.4%	-113 bps	-142 bps

Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11638 1) Includes Fit Residencial and Bairro Novo in 2008

Balance Sheet

Cash and Cash Equivalents

On September 30, 2009, cash and cash equivalents were equal to R$1.1 billion, 4% higher than the R$1.05 billion as of June 30, 2009, and 42% higher than the R$777.4 million at the close of 3Q08.

Accounts Receivable

Total accounts receivable increased by 4% to R$6.3 billion as of September 30, 2009, compared to R$6.0 billion in 2Q09, and an increase of 80% as compared to the R$3.5 billion balance one year ago, reflecting Tenda’s acquisition and higher sales velocity from new launches. Compared to the 3Q08, total receivables increased by 22% at Gafisa.

Table 16 - Total receivables per company
(R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	Receivables from developments - ST	794,640	544,021	461,014	46%	72%
	Receivables from developments - LT	894,943	1,239,502	1,484,807	-28%	-40%
	Receivables from PoC - ST	1,196,271	808,619	812,278	48%	47%
	Receivables from PoC - LT	1,125,009	683,844	1,205,011	65%	-7%

	Total	4,010,862	3,275,986	3,963,110	22%	1%

Tenda 1)	Receivables from developments - ST	779,767	88,037	931,494	786%	-16%
	Receivables from developments - LT	512,093	72,266	255,728	609%	100%
	Receivables from PoC - ST	521,839	19,750	177,048	2542%	195%
	Receivables from PoC - LT	537,291	49,920	718,989	976%	-25%

	Total	2,350,990	229,973	2,083,259	922%	13%

Consolidado	Receivables from developments - ST	1,574,407	632,058	1,392,509	149%	13%
	Receivables from developments - LT	1,407,036	1,311,768	1,740,535	7%	-19%
	Receivables from PoC - ST	1,718,110	828,369	989,326	107%	74%
	Receivables from PoC - LT	1,662,300	733,764	1,924,000	127%	-14%

	Total	6,361,852	3,505,959	6,046,369	81%	5%

Notes:
ST = short term; LT = long term
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP
1) Includes Fit Residencial and Bairro Novo in 2008

Table 17 - Total receivables maturity per company
(R$000)	Total	Until	Until	Until	Until	After
		Sep/2010	Sep/2011	Sep/2012	Sep/2013	Sep/2013
Gafisa	4,010,862	1,990,869	1,321,061	379,426	128,526	190,980
Tenda 1)	2,350,990	1,301,606	692,995	158,928	34,090	163,371

Consolidado	6,361,852	3,292,475	2,014,056	538,354	162,616	354,351

1) Includes Fit Residencial and Bairro Novo in 2008

Inventory (Properties for Sale)

Our inventory, which includes land, developments in progress and finished units, reached R$1.76 billion in 3Q09, a decline of 2% when compared to R$1.79 billion registered in 2Q09. Inventory reduction was mainly driven by our solid sales performance in this quarter. The higher inventory totals for projects that are less than 30% completed partly reflects an uptick in development activity since signs of economic recovery began to emerge toward the end of 2Q09.

Table 18 - Inventories per company
(R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	Land	605,201	518,745	558,984	17%	8%
	Units under construction	579,179	779,939	617,156	-26%	-6%
	Completed units	115,519	76,514	121,130	51%	-5%

	Total	1,299,899	1,375,198	1,297,270	-5%	0%

Tenda 1)	Land	181,682	121,046	188,778	50%	-4%
	Units under construction	247,863	43,477	279,744	470%	-11%
	Completed units	32,988	-	24,133	---	37%

	Total	462,533	164,523	492,655	181%	-6%

Consolidated	Land	786,883	639,791	747,762	23%	5%
	Units under construction	827,042	823,416	896,900	0%	-8%
	Completed units	148,507	76,514	145,263	94%	2%

	Total	1,762,432	1,539,721	1,789,925	14%	-2%

1) Includes Fit Residencial and Bairro Novo in 2008

Table 19 - Inventories at market value per company
PSV - (R$000)		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	2009 launches	293,757	---	293,807	---	0%
	2008 launches	686,259	1,120,850	801,983	-39%	-14%
	2007 launches	380,894	579,151	444,003	-34%	-14%
	2006 and earlier launches	178,159	338,596	205,365	-47%	-13%
	Total	1,539,068	2,038,597	1,745,157	-25%	-12%

Tenda 1)	2009 launches	336,661	---	136,859	---	---
	2008 launches	687,765	---	483,850	---	42%
	2007 launches 2)	237,763	---	313,298	---	-24%
	2006 and earlier launches	13,687	---	na	---	---
	Total	1,275,876	497,200	934,007	-61%	37%

Consolidated	2009 launches	630,418	---	430,666	---	46%
	2008 launches	1,374,024	1,120,850	1,285,833	23%	7%
	2007 launches	618,656	579,151	757,301	7%	-18%
	2006 and earlier launches	191,846	338,596	205,365	-43%	-7%
	Total	2,814,944	2,535,797	2,679,165	11%	5%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Table 20 - Inventories per company
Units		3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Gafisa	2009 launches	964	---	887	---	9%
	2008 launches	2,190	4,006	2,634	-45%	-17%
	2007 launches	1,308	2,182	1,608	-40%	-19%
	2006 and earlier launches	1,035	1,662	1,175	-38%	-12%
	Total	5,498	7,850	6,304	-30%	-13%

Tenda 1)	2009 launches	2,621	---	1,273	---	---
	2008 launches	6,006	---	4,797	---	25%
	2007 launches	3,068	---	3,827	---	-20%
	2006 and earlier launches	138	---	na	---	---
	Total	11,833	2,790	9,897	324%	20%

Consolidated	2009 launches	3,585	---	2,160	---	66%
	2008 launches	8,196	4,006	7,431	105%	10%
	2007 launches	4,376	2,182	5,435	101%	-19%
	2006 and earlier launches	1,035	1,662	1,175	-38%	-12%
	Total	17,193	10,640	16,201	62%	6%

1) Includes Fit Residencial and Bairro Novo in 2008
2) Includes inventories from 2007 and earlier launches

Table 21 - Inventories per conclusion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total
Gafisa	138,764	726,801	461,319	53,407	158,776	1,539,068
Tenda	230,090	909,452	50,226	32,960	53,148	1,275,876

Total	368,854	1,636,253	511,545	86,367	211,925	2,814,944

Liquidity

On September 30, 2009, Gafisa had a cash position of R$1.1 billion On the same date, Gafisa’s debt and obligations to investors totaled R$2,832 million, resulting in a net debt and obligations of R$1,732 million. As of September 30, 2009, 74% of the debt was in the long term and our net debt and obligation to investors to equity and minorities ratio was 74.1% compared to 65.6% in 2Q09. Our cash burn rate increased in the quarter, by 121% from R$111 million in 2Q09 to R$246 million in 3Q09. The increase reflects the resumption of a higher pace of construction in the third quarter and also the fact that in 2Q09 the company completed a R$70 million securitization transaction that offset the use of cash by that amount.

We currently have a total of R$3.5 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$2.1 billion in signed contracts and R$284 million in contracts in process, giving us additional availability of R$ 1.1 billion. We do not have exposure to foreign currency through financial instruments. We have R$100 million of debt raised by banks in foreign currency, which were swapped into CDI.

The following tables set forth information on our indebtedness as of September 30, 2009.

Table 22 - Indebtedness and Investor obligations
Type of obligation (R$000)	3Q09	3Q08	2Q09	3Q09 x 3Q08	3Q09 x 2Q09
Debentures	704,920	506,190	500,388	39%	41%
Project financing (SFH)	394,820	276,031	306,348	43%	29%
Working capital	684,956	579,280	674,047	18%	2%
Incorporation of controlling company	---	9,961	5,399	---	---

Total debt - Gafisa	1,784,696	1,371,462	1,486,182	30%	20%

Debentures	619,861	---	607,514	---	---
Project financing (SFH)	78,795	---	73,163	---	8%
Working capital	48,375	---	75,894	---	-36%

Total debt - Tenda 1)	747,031	---	756,571	---	-1%

Total consolidated debt	2,531,727	1,371,462	2,242,753	85%	13%

Consolidated cash and availabilities	1,099,687	777,428	1,056,312	41%	4%

Investor Obligations	300,000	300,000	300,000	0%	0%

Net debt and investor obligations	1,732,040	894,034	1,486,441	94%	17%

Equity + Minority shareholders	2,336,365	1,684,419	2,264,340	39%	3%

(Net debt + Obligations) / (Equity + Minorities)	74.1%	53.1%	65.6%	40%	13%

Table 23 - Debt maturity per company
Company (R$000)	Total	Until September/2010	Until September/2011	Until September/2012	Until September/2013	After September/2013
Debentures	704,920	60,920	394,000	125,000	125,000	---
Project financing (SFH)	394,820	152,823	208,876	29,312	3,809	---
Working capital	684,956	359,178	249,711	36,836	36,906	2,325

Total debt - Gafisa	1,784,696	572,921	852,587	191,148	165,715	2,325

Debentures	619,861	19,861	---	---	300,000	300,000
Project financing (SFH)	78,795	34,584	44,211	---	---	---
Working capital	48,375	23,722	12,192	8,175	4,286	---

Total debt - Tenda 1)	747,031	78,167	56,403	8,175	304,286	300,000

Total consolidated debt	2,531,727	651,088	908,990	199,323	470,001	302,325

% Total		26%	36%	8%	19%	12%

Tenda Incorporation

On October 22nd, we announced our intention to incorporate the remaining 40% of Tenda’s outstanding shares. Among the benefits for the shareholders of both companies we can highlight: scale gains; increase in operational, commercial and administrative efficiency; optimization of consolidated balance sheet; streamlined administration and increased share liquidity.

In accordance with CVM Guidance 35, an independent committee was created to represent Tenda in the negotiation of the transaction terms with Gafisa’s Management. Based on historical prices, Gafisa’s Management believes that an adequate exchange ratio would be between 0.188 and 0.200 of a Gafisa share for each Tenda share.

If the parties achieve satisfactory negotiation terms, according to the anticipated schedule the Extraordinary General Shareholder Meetings to approve the deal could be held until the end of December.

Debentures

On October 15th, 2009, Gafisa called for a General Shareholder meeting to be held on November 16th, 2009, to approve its seventh issuance of debentures by the Company. The debenture is to be non-convertible, issued in one single and indivisible lot with a floating guarantee and additional guarantees (related to the project to be financed), in an amount of up to R$600 million, with a maturity date within 5 years counted from the date of issuance. Registration is to be waived before the Brazilian securities commission.

The debentures covenants are as follows:

Table 24 - Debenture covenants - 4th emission (R$ 240 million)
Debenture covenants - 4th emission - current	Status 1)

(Total debt - Project debt - Cash) / (Equity + Minorities 2) ) < 75%	14.8%

(Total receivables + Finished units) / Total debt > 2.0x	2.6x

1) Covenant status on September 30, 2009
2) Minority shareholders, excluding minorities from FIDC

Table 25 - Debenture covenants - 5th emission (R$ 250 million)
Debenture covenants - 5th emission - current	Status 1)

(Total debt - SFH debt - Cash) / Equity < 75%	53.7%

(Total receivables + Finished units) / (Total debt - Cash) > 2.2x	4.5x

1) Covenant status on September 30, 2009

Table 26 - Selected financials for covenant calculation
Financial statements (R$000)

Total debt	2,531,727
Project debt	619,861
SFH debt	473,615

Cash and availabilities	1,099,687

Total receivables	6,361,852
Receivables - PoC	3,380,410
Receivables - results to be recognized	2,981,442

Finished units	148,507

Equity + Minorities, excl. FIDC	2,286,392
Equity	1,783,476
Minority shareholders (excluding FIDC)	502,916

Outlook

Based on the Company’s strategy for the fourth quarter, Gafisa consolidated launches could be two times higher than the 3Q09 figure. Gafisa continues to expect consolidated sales for the full year 2009 of between R$2.7 and R$3.2 billion and consolidated EBITDA margin is expected to be in the range of 16% - 17% (without Tenda’s goodwill impact), while EBITDA margin for Tenda is expected to be between 14% - 16%.

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

About Gafisa

We are one of Brazil’s leading diversified national homebuilders. Over the last 55 years, we have been recognized as one of the most professionally-managed homebuilders, having completed and sold more than 980 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe “Gafisa” is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency, and professionalism. We serve the lower income housing segments through our majority ownership stake in Construtora Tenda, S.A., a separate publicly-traded company on the Novo Mercado of the BM&FBOVESPA.

Investor Relations
Luiz Mauricio de Garcia Paula
Ana Maria Paro
Marina Noal Arruda
Phone: +55 11 3025-9297 / 9242 / 9305
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The following table sets projects launched during the 9 months of 2009:

Table 27 - Projects launched
	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 30/set/09
Gafisa	Verdemar –Fase 2	January	Guarujá – SP	100%	77	50,931	38%
Gafisa	Centro Empresarial Madureira	March	Rio de Janeiro – RJ	100%	195	24,208	47%
Gafisa	Brink F2 –Campo Limpo	March	São Paulo – SP	100%	95	23,019	66%
Gafisa	Alegria –Fase 2	April	Guarulhos – SP	100%	139	38,456	51%
Gafisa	Canto dos Pássaros	April	Porto Alegre – SP	80%	112	15,930	28%
Gafisa	Grand Park –Parque Árvores –Seringueira	May	São Luís – MA	50%	74	6,769	72%
Gafisa	Vila Nova São José F1 –Metropolitan	June	São José – SP	100%	96	30,028	28%
Gafisa	Sorocaba	June	Rio de Janeiro – RJ	100%	80	38,995	69%
Gafisa	Vistta Santana	June	São Paulo – SP	100%	178	117,964	69%
Gafisa	Grand Park –Parque Árvores –Salgueiro	June	São Luís – MA	50%	74	6,844	78%
Gafisa	The Place	August	Goiania –GO	80%	25	35,945	30%
Gafisa	Brotas	August	Salvador – BA	50%	291	24,525	99%
Gafisa	Grand Park Árvores –Bambu	August	Belém – PA	50%	74	6,989	69%
Gafisa	Reserva Ibiapaba	September	São Luís – MA	80%	262	35,271	34%
Gafisa	Magno	September	São Paulo – SP	100%	33	52,841	72%
Gafisa	Acupe – BA	September	Salvador – BA	50%	188	16,439	85%
Gafisa	Stake Acquisition1)	– – –	– – –	100%	234	106,923	78%

Gafisa					2,227	632,077	61%

Alphaville	AlphaVille Caruaru	mar–09	Caruaru – PE	70%	172	21,881	100%
Alphaville	AlphaVille Granja Viana	jun–09	São Paulo – SP	33%	110	36,264	100%
Alphaville	AlphaVille Votorantim F2	jun–09	São Paulo – SP	30%	51	10,306	79%
Alphaville	Conceito A Rio das Ostras	jun–09	Rio das Ostras – RJ	100%	106	35,896	14%
Alphaville	AlphaVille Campina Grande	set–09	Campina Grande – PB	53%	205	29,135	46%

Alphaville					645	133,482	64%

Tenda	Vila Real Life –Sitio Cia	abr–09	Salvador	100%	178	14,866	97%
Tenda	FIT Giardino fase 1	abr–09	Caxias do Sul	80%	207	31,916	9%
Tenda	FIT Icoaraci	abr–09	Belém	80%	235	40,065	36%
Tenda	Le Grand Vila Real Tower	mai–09	Belo Horizonte	100%	92	9,162	89%
Tenda	Green Park Life Residence	jun–09	Juiz de Fora	100%	220	23,540	32%
Tenda	Vermont Life	jun–09	Governador Valadares	100%	192	16,512	18%
Tenda	FIT Dom Jaime	jun–09	São Bernardo do Campo	100%	364	55,757	39%
Tenda	Bairro Novo Fase 3	jul–09	Cotia	100%	448	38,000	65%
Tenda	Bariloche	ago–09	Belo Horizonte	100%	80	8,400	78%
Tenda	Mirante do Lago Fase 2A	ago–09	Ananindeua	70%	132	20,700	56%
Tenda	Diamond	ago–09	Rio de Janeiro	100%	312	46,800	5%
Tenda	Parma	set–09	Belo Horizonte	100%	36	4,500	100%
Tenda	Marumbi –Fase 01	set–09	Curitiba	100%	335	61,808	9%
Tenda	Bosque das Palmeiras	set–09	Recife	100%	144	10,768	63%
Tenda	Club Gaudi	set–09	Guarulhos	100%	300	23,579	5%
Tenda	Tony –Passos F1 –Recanto das Rosas	set–09	Ribeirão das Neves	100%	240	20,160	16%
Tenda	Jardim Alvorada	set–09	Guarulhos	100%	180	16,020	60%
Tenda	Bosque Itaquera	set–09	São Paulo	100%	256	37,900	29%

Tenda					3,951	480,453	33%

Total					6,822	1,246,011	50%

1) Includes the part acquired from partners in 10 different projects; % Gafisa is a weight average

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the quarter ended on September, 30th 2009.

	Project	Construction status		% Sold		Revenues recognized (R$000)
		3Q09	2Q09	3Q09	2Q09	3Q09	2Q09
Gafisa	VISTTA SANTANA	44%	0%	69%	45%	35,502	0
Gafisa	PARC PARADISO	60%	42%	99%	99%	27,846	14,882
Gafisa	LONDON GREEN	81%	70%	742%	71%	21,624	14,279
Gafisa	ENSEADA DAS ORQUÍDEAS	57%	48%	95%	92%	18,087	16,695
Gafisa	VP HORTO - FASE 1 (OAS)	66%	49%	98%	99%	17,627	13,886
Gafisa	MAGIC	74%	62%	74%	61%	16,637	11,576
Gafisa	VP HORTO - FASE 2 (OAS)	50%	36%	96%	97%	13,718	1,719
Gafisa	TERRAÇAS ALTO DA LAPA	72%	58%	88%	82%	13,248	8,862
Gafisa	MAGNO	36%	0%	72%	0	13,145	0
Gafisa	BRINK	41%	15%	85%	75%	12,100	1,531
Gafisa	SOROCABA	45%	0%	69%	55%	11,847	0
Gafisa	PQ BARUERI COND - FASE 1	39%	28%	63%	60%	11,674	9,699
Gafisa	VISION	66%	57%	90%	85%	11,264	8,256
Gafisa	ISLA RESIDENCE CLUBE	93%	81%	93%	92%	10,561	11,777
Gafisa	SUPREMO	54%	51%	96%	92%	9,581	6,742
Gafisa	ACQUA RESIDENCIAL	75%	64%	54%	48%	9,392	7,547
Gafisa	VILA NOVA SÃO JOSÉ - F1A	31%	6%	64%	57%	8,567	1,969
Gafisa	VIVANCE RES. SERVICE	93%	76%	95%	90%	8,526	4,487
Gafisa	CSF ACACIA	93%	82%	100%	100%	8,501	7,165
Gafisa	NOVA PETROPOLIS SBC - 1ª FA	49%	42%	49%	45%	8,429	5,631
Gafisa	COLLORI	92%	81%	100%	99%	8,332	6,340
Gafisa	MANSÃO IMPERIAL - F1	32%	24%	67%	51%	7,558	6,592
Gafisa	PRIVILEGE RESIDENCIAL SPE	59%	46%	85%	84%	7,036	5,173
Gafisa	MANHATTAN OFFICE WALL STR	14%	7%	61%	58%	6,716	2,240
Gafisa	GRAND VALLEY	84%	73%	69%	65%	6,174	3,139
Gafisa	ACQUARELLE	54%	44%	82%	77%	6,017	5,241
Gafisa	RESERVA DO LAGO - FASE I	92%	81%	92%	82%	5,487	3,703
Gafisa	BLUE LAND SPE 36	100%	100%	96%	87%	5,450	10,200
Gafisa	OLIMPIC BOSQUE DA SAÚDE	67%	60%	89%	86%	5,406	4,518
Gafisa	BRINK F2 - CAMPO LIMPO	41%	14%	66%	54%	5,305	1,711
Gafisa	SUPREMO IPIRANGA	20%	0%	51%	34%	5,065	0
Gafisa	EVIDENCE	58%	44%	74%	69%	5,015	2,181
Gafisa	SOLARES DA VILA MARIA	52%	41%	100%	100%	4,977	1,959
Gafisa	CSF PRÍMULA	88%	79%	100%	99%	4,916	4,733
Gafisa	TERRAÇAS TATUAPE	37%	28%	67%	55%	4,852	2,189
Gafisa	DETAILS	47%	45%	57%	37%	4,499	6,974
Gafisa	SECRET GARDEN	75%	59%	70%	70%	4,470	2,858
Gafisa	QUINTAS DO PONTAL	62%	55%	31%	24%	4,454	2,399
Gafisa	VERDEMAR - FASE 2	43%	27%	38%	33%	4,406	4,258
Gafisa	ALEGRIA FASE 1	20%	10%	61%	59%	4,152	291
Gafisa	GRAND VALLEY NITERÓI - FASE	35%	28%	92%	93%	4,068	426
Gafisa	MANHATTAN HOME SOHO	18%	0%	45%	38%	3,988	154
Gafisa	PALM VILLE	73%	50%	95%	94%	3,908	2,578
Gafisa	PENÍNSULA FIT	100%	100%	92%	88%	3,840	10,528
Gafisa	ECOLIVE	23%	11%	75%	70%	3,741	1,356
Gafisa	HYPE RESIDENCE SERVICE	100%	100%	93%	83%	3,696	7,588
Gafisa	CELEBRARE RESIDENCIAL	65%	52%	78%	78%	3,620	2,779
Gafisa	RUA DAS LARANJEIRAS 29	63%	59%	100%	100%	3,591	5,280
Gafisa	FIT RESIDENCE SERVICE NITE	98%	84%	88%	86%	3,583	2,840
Gafisa	CHÁCARA SANTANA	37%	33%	94%	90%	3,468	8,635
Gafisa	MONT BLANC	42%	37%	33%	30%	3,319	1,934
Gafisa	ORBIT	59%	53%	47%	39%	3,318	1,431
Gafisa	MAGNIFIC	50%	39%	63%	63%	3,254	1,490
Gafisa	HORIZONTE	63%	50%	100%	100%	3,242	1,577
Gafisa	ICARAÍ CORPORATE	82%	76%	97%	96%	3,183	1,277
Gafisa	ESPACIO LAGUNA - FASE 1	98%	96%	89%	88%	3,130	3,194
Gafisa	CSF DALIA	82%	71%	98%	98%	3,092	1,921
Gafisa	MANHATTAN HOME TRIBECA	18%	0%	33%	29%	3,070	768
Gafisa	CAMPO D'OURIQUE	100%	100%	94%	73%	3,055	2,170
Gafisa	Outros	---	---	---	---	67,306	103,390

Gafisa		---	---	---	---	531,633	384,717

Alphaville	Jacuhy	73%	49%	97%	95%	29,951	17,900
Alphaville	Rio das Ostras	79%	56%	100%	100%	20,200	10,624
Alphaville	Londrina 2	72%	62%	99%	86%	6,196	4,127
Alphaville	Cuiabá II	78%	68%	79%	60%	4,872	3,904
Alphaville	João Pessoa	72%	56%	100%	100%	4,056	3,316
Alphaville	Manaus	25%	12%	82%	80%	3,917	1,700
Alphaville	Barra da Tijuca	74%	71%	73%	73%	3,325	5,045
Alphaville	Santana Residencial	100%	98%	48%	44%	2,960	4,147
Alphaville	Caruaru	16%	4%	98%	98%	2,553	883
Alphaville	Litoral Norte II	20%	7%	57%	45%	2,286	656
Alphaville	Outros	---	---	---	---	10,155	7,372

Alphaville		---	---	---	---	90,471	59,673

Tenda		---	---	---	---	254,997	261,428

Total		---	---	---	---	877,101	705,818

Consolidated Income Statement

R$ 000	3Q09	3Q08	2Q09	9M09	9M08	3Q09 x 3Q08	3Q09 x 2Q09

Gross Operating Revenue
Real Estate Development and Sales	902,196	390,950	723,409	2,184,117	1,224,199	130.8%	24.7%
Construction and Services Rendered	13,265	3,207	9,788	30,352	13,201	313.6%	35.5%
Deductions	(38,360)	(15,171)	(27,379)	(89,663)	(44,840)	152.9%	40.1%

Net Operating Revenue	877,101	378,986	705,818	2,124,806	1,192,560	131.4%	24.3%

Operating Costs	(621,927)	(246,364)	(514,465)	(1,523,640)	(814,201)	152.4%	20.9%

Gross profit	255,174	132,622	191,353	601,166	378,359	92.4%	33.4%

Operating Expenses
Selling Expenses	(55,556)	(35,162)	(51,182)	(153,344)	(87,504)	58.0%	8.5%
General and Administrative Expenses	(57,601)	(30,313)	(59,312)	(172,832)	(104,990)	90.0%	-2.9%
Amortization of gain on partial sale of FIT Residential	52,600	-	52,600	157,800	-	-	-
Other Operating Revenues / Expenses	(40,031)	(10,359)	(16,341)	(79,094)	(13,303)	286.4%	145.0%
Depreciation and Amortization	(9,784)	(11,402)	(6,400)	(24,166)	(29,606)	-14.2%	52.9%

Operating results	144,802	45,386	110,718	329,530	142,956	219.0%	30.8%

Financial Income	33,104	19,474	37,768	106,399	64,389	70.0%	-12.3%
Financial Expenses	(64,112)	(16,048)	(50,488)	(159,336)	(24,272)	299.5%	27.0%

Income Before Taxes on Income	113,794	48,812	97,998	276,593	183,073	133.1%	16.1%

Deferred Taxes	(23,142)	(12,537)	(16,102)	(49,245)	(36,817)	84.6%	43.7%
Income Tax and Social Contribution	(4,828)	(5,379)	(4,519)	(15,659)	(13,639)	-10.2%	6.8%

Income After Taxes on Income	85,824	30,896	77,377	211,689	132,617	177.8%	10.9%

Minority Shareholders	(22,107)	(16,425)	(19,609)	(53,471)	(35,540)	34.6%	12.7%

Lucro líquido	63,717	14,471	57,768	158,218	97,077	340.3%	10.3%

Net Income Per Share (R$)	0.48822	0.11135	0.44322	1.21232	0.74696	338.5%	10.2%

Consolidated Balance Sheet

R$ 000	3Q09	3Q08	2Q09	3Q09 X 3Q08	3Q09 X 2Q09

ASSETS
Current Assets
Cash and banks	215,133	36,478	129,543	489.8%	66.1%
Financial investments	884,554	740,950	926,769	19.4%	-4.6%
Receivables from clients	1,718,110	828,369	989,326	107.4%	73.7%
Properties for sale	1,376,236	1,373,169	1,250,203	0.2%	10.1%
Other accounts receivable	93,722	169,686	78,141	-44.8%	19.9%
Deferred selling expenses	7,205	3,744	13,237	92.4%	-45.6%
Deferred taxes	13,099	0	2,879		355.0%
Prepaid expenses	13,522	17,892	22,098	-24.4%	-38.8%

	4,321,581	3,170,287	3,412,196	36.3%	26.7%
Long-term Assets
Receivables from clients	1,662,300	733,764	1,924,000	126.5%	-13.6%
Properties for sale	386,196	166,552	539,722	131.9%	-28.4%
Deferred taxes	250,846	55,046	227,848	355.7%	10.1%
Other	52,140	97,140	51,456	-46.3%	1.3%

	2,351,482	1,052,501	2,743,026	123.4%	-14.3%
Permanent Assets
Investments	195,088	202,674	195,088	-3.7%	0.0%
Property, plant and equipment	53,698	37,745	49,126	42.3%	9.3%
Intangible assets	9,690	5,023	8,305	92.9%	16.7%

	258,476	245,442	252,519	5.3%	2.4%

Total Assets	6,931,539	4,468,230	6,407,741	55.1%	8.2%

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Loans and financings	570,307	286,684	388,671	98.9%	46.7%
Debentures	80,781	16,190	113,902	399.0%	-29.1%
Obligations for purchase of land and advances from clients	488,935	462,787	489,656	5.7%	-0.1%
Materials and service suppliers	194,302	100,569	155,701	93.2%	24.8%
Taxes and contributions	132,216	101,722	120,624	30.0%	9.6%
Taxes, payroll charges and profit sharing	61,206	24,277	71,159	152.1%	-14.0%
Provision for contingencies	10,512	2,856	9,437	268.1%	11.4%
Dividends	26,106	-	26,106	---	0.0%
Deferred taxes	52,375	-	28,159	---	86.0%
Other	181,312	83,923	103,128	116.0%	75.8%

	1,798,052	1,079,008	1,506,543	66.6%	19.3%

Long-term Liabilities
Loans and financings	636,639	578,588	746,180	10.0%	-14.7%
Debentures	1,244,000	490,000	994,000	153.9%	25.2%
Obligations for purchase of land	147,168	199,677	140,439	-26.3%	4.8%
Deferred taxes	322,870	93,317	276,582	246.0%	16.7%
Provision for contingencies	59,509	17,187	39,735	246.2%	49.8%
Other	362,843	301,235	360,120	20.5%	0.8%
Deferred income on acquisition	12,499	24,800	15,608	-49.6%	-19.9%
Unearned income from partial sale of investment	11,594		64,194	---	-81.9%

	2,797,122	1,704,804	2,636,858	64.1%	6.1%

Participação de Minoritários	552,889	45,977	547,094	1102.5%	1.1%

Shareholders' Equity
Capital	1,233,897	1,229,518	1,232,579	0.4%	0.1%
Treasury shares	(18,050)	(18,050)	(18,050)	0.0%	0.0%
Capital reserves	190,585	175,025	189,389	8.9%	0.6%
Revenue reserves	218,827	154,871	218,827	41.3%	0.0%
Retained earnings/accumulated losses	158,217	97,077	94,501	63.0%

	1,783,476	1,638,442	1,717,246	8.9%	3.9%

Liabilities and Shareholders' Equity	6,931,539	4,468,230	6,407,741	55.1%	8.2%

Consolidated Cash Flows

	3Q09	3Q08

Net Income	63,717	14,470

Expenses (income) not affecting w orking capital
Depreciation and amortization	12,892	9,633
Goodw ill / Negative goodw ill amortization	(3,107)	1,769
Expense w ith stock option plan	2,749	6,673
Unearned income from partial sale of investment	(52,600)	-
Unrealized interest and charges, net	39,719	43,781
Deferred Taxes	23,142	11,802
Disposal of fixed asset	271	-

Decrease (increase) in assets
Clients	(467,084)	(53,051)
Properties for sale	27,494	(117,656)
Other receivables	(82,314)	(40,944)
Deferred selling expenses	6,032	(446)
Prepaid expenses	8,576	(8,331)

Decrease (increase) in liabilities
Obligations for purchase of land	16,240	79,262
Obligations for purchase of real estate
Taxes and contributions	24,138	10,879
Tax, labor and other contingencies	39,171	1,888
Trade accounts payable	38,601	(18,575)
Advances from customers	(10,231)	(147,810)
Payroll, charges and provision for bonuses payable	(9,950)	(10,219)
Other accounts payable	113,456	(23,013)
Credit assignments payable
Deferred taxes
Income (expenses) from sales to appropriate
Minority Interest	14,593	5,346

Cash used in operating activities	(194,495)	(234,542)

Investing activities

Purchase of property and equipment and deferred charges	(19,120)	(14,297)
Capital contribution to subsidiary companies
Restricted cash in guarantee to loans	(10,224)	-
Acquisition of investments
Cash used in investing activities	(29,344)	(14,297)

Financing activities

Capital increase	1,319	7,547
Contributions from venture partners
Increase in loans and financing	436,562	303,037
Repayment of loans and financing	(187,307)	(61,322)
Assignment of credit receivables, net	15,214	542
Proceeds from subscription of redeemable equity interest in securitization fund	(8,798)	-
Cessão de Crédito Imobiliário - CCI 2007 dividends	-	-

Net cash provided by financing activities	256,990	249,804

Net increase (decrease) in cash and banks	33,151	965

Cash and banks

At the beggining of the period	915,199	776,463
At the end of the period	948,350	777,428

Net increase (decrease) in cash and banks	33,151	965

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2009

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.